Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2015 (1)	2014 (1)

Net income	$131	$200
Equity in earnings of unconsolidated affiliates, net of distributions	50	2
Income taxes	83	124
	264	326

Fixed charges, as defined:

Interest	69	69
Interest component of rentals charged to operating expense	2	2
Total fixed charges	71	71

Earnings, as defined	$335	$397

Ratio of earnings to fixed charges	4.72	5.59
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(1)	Excluded from the computation of fixed charges for the six months ended June 30, 2015 and 2014 is interest expense of $-0- and $9 million, respectively, which is included in income tax expense.